As filed with the Securities and Exchange Commission
                             on November 8, 1996
                           Registration No. 333-13375

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM N-14


          Registration Statement Under The Securities Act of 1933


   /X/ Pre-Effective Amendment No. _1_    / / Post-Effective Amendment No. ___

                               THE VINTAGE FUNDS
              (Exact Name of Registrant as Specified in Charter)

                         429 North Pennsylvania Street
                         Indianapolis, Indiana  46204
                   (Address of Principal Executive Offices)

                                1-800-862-7283
                              (Telephone Number)

                              TIMOTHY L. ASHBURN
                            Vintage Advisers, Inc.
                         429 North Pennsylvania Street
                         Indianapolis, Indiana  46204
                    (Name and Address of Agent for Service)

                                  Copies to:
                             Donald S. Mendelsohn
                      Brown, Cummins & Brown Co., L.P.A.
                       3500 Carew Tower, 441 Vine Street
                            Cincinnati, Ohio  45202

Approximate date of proposed public offering: As soon as practicable after this Registration Statement becomes effective.

                       Rule 24f-2(a)(1)  Declaration:

The shares of the beneficial interest of the Registrant that are the subject of this filing on Form N-14 were previously registered under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940 as an indefinite number of shares of beneficial interest; accordingly, no filing fee is due.

   Registrant filed a Form 24F-2 on November 29, 1995 for the fiscal year ended September 30, 1995. It is anticipated that a Form 24F-2 will be filed on or before November 29, 1996 for its most recent fiscal year ended September 30, 1996.

                       Delaying Amendment Declaration:

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuing to
Section 8(a), may determine.

                             Cross Reference Sheet
            Pursuant to Rule 481(a) under the Securities Act of 1933


                                                      Proxy
Statement/
Part A     Form N-14 Item No.                         Prospectus Caption

Item 1.    Beginning of Registration                  Cover Page
           Statement and Outside Front
           Cover Page of Prospectus

Item 2.    Beginning and Outside Back                 Table of Contents
           Cover Page of Prospectus

Item 3.    Fee Table, Synopsis Information            Synopsis; Comparison of
           and Risk Factors                           Principal Risk Factors

Item 4.    Information About The Transaction          Synopsis; The Proposed
                                                      Transaction; General
                                                      Information

Item 5.    Information About The                      Additional Information
           Registrant*                                about The Vintage Funds
                                                      Fiduciary Value Fund;
                                                      Miscellaneous

Item 6.    Information About the Company              Miscellaneous
           Being Acquired

Item 7.    Voting Information                         Voting Information; The
                                                      Proposed Transaction

Item 8.    Interest of Certain Persons                Not Applicable
           and Experts

Item 9.    Additional Information                     Not Applicable
           Required for Reoffering by
           Persons Deemed to be Underwriters

* The Registrant has not commenced operations and, therefore, the information required by Item 5A of Form N1-A is not applicable.

                                                      Statement of Additional
Part B      Form N-14 Item No.                        Information Caption

Item 10.  Cover Page                                  Cover Page

Item 11.  Table of Contents                           Table of Contents

Item 12.  Additional Information                      Introduction; Additional
          About the Registrant                        Information about
                                                      Fiduciary Value Fund

Item 13.  Additional Information About                Not Applicable
          the Company Being Acquired

Item 14.  Financial Statements                        Financial Statements

Part C
Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.

                                             November ___, 1996


Dear Shareholder:

     Enclosed is a Prospectus/Proxy Statement asking you to vote in favor of a reorganization of The Laidlaw Covenant Fund.

     In ____________, 1996, Laidlaw Holdings Asset Management, Inc., the investment adviser of The Laidlaw Covenant Fund, informed the Board of Trustees of the Fund that it no longer wished to manage the Fund. The Trustees considered the options available to the Laidlaw Covenant Fund and determined the reorganization of the Fund into Fiduciary Value Fund to be in your best interest as shareholder.

     Fiduciary Value Fund, a series of The Vintage Funds, has an investment objective substantially similar to The Laidlaw Covenant Fund. We encourage you to read the Prospectus/Proxy Statement which provides additional details about Fiduciary Value Fund and the reasons for the reorganization. After reviewing the information carefully, the Board of Trustees of The Laidlaw Covenant Fund unanimously recommends that you vote FOR the proposed reorganization.

     YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE TAKE A FEW MINUTES TO REVIEW THIS MATERIAL, CAST YOUR VOTE ON THE ENCLOSED PROXY CARD AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOUR PROMPT RESPONSE IS NEEDED TO AVOID COSTLY FOLLOW-UP MAILINGS.

     Thank you very much for your assistance.

                                       Sincerely,



                                      ____________________________

                                      Chairman
                                      The Laidlaw Covenant Fund

                         THE LAIDLAW COVENANT FUND
                                100 Park Avenue
                              New York, NY  10017

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON _____________, 1996

To the shareholders of The Laidlaw Covenant Fund:

     A special meeting of shareholders of The Laidlaw Covenant Fund will be held at ________________________________, on December ____, 1996 at _______
a.m., to consider and vote on the following matters, all as described in the accompanying Prospectus/Proxy Statement:

     1. Approval or disapproval of an Agreement and Plan of Reorganization, included as Exhibit A to the attached Proxy Statement, under which Fiduciary Value Fund, a series of The Vintage Funds, would acquire the assets of The Laidlaw Covenant Fund in exchange solely for shares of beneficial interest in Fiduciary Value Fund and the assumption by Fiduciary Value Fund of The
Laidlaw Covenant Fund's liabilities, followed by the distribution of those shares to the shareholders of The Laidlaw Covenant Fund and the termination of that Fund.

     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Trustees unanimously recommends that the shareholders approve the proposed Reorganization.

     Shareholders of record of The Laidlaw Covenant Fund as of ______________ 1996, are entitled to notice of and to vote at the meeting or any adjournment thereof.

     If you do not expect to attend the meeting in person, please complete, date, sign and mail the enclosed Proxy in the enclosed, postage paid envelope provided for that purpose.

                                       By Order of the Board of Trustees


                                       _____________________________________

                                          Joseph V. Del Raso, Secretary

New York, New York
_____________________, 1996

                          YOUR VOTE IS IMPORTANT
     TO ENSURE A QUORUM, PLEASE COMPLETE AND RETURN THE PROXY IN THE
              ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF
             MAILED IN THE UNITED STATES.  IF YOU ATTEND THE
               MEETING, YOUR PROXY WILL BE RETURNED TO YOU
              UPON REQUEST TO THE SECRETARY OF THE MEETING.

                       PROSPECTUS/PROXY STATEMENT
                            DECEMBER ___, 1996


FIDUCIARY VALUE FUND                             THE LAIDLAW COVENANT FUND
(A Series of The Vintage Funds)                  100 Park Avenue
P.O. Box 6110                                    New York, NY 10017
Indianapolis, IN  46206-6110                     1-800-275-2683


     This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of The Laidlaw Covenant Fund ("Covenant Fund") in connection with the solicitation of proxies by Covenant Fund's Board of Trustees for use at a Special Meeting of Shareholders of Covenant Fund to be held on December _________, 1996, at ________a.m., and at any adjournment thereof ("Meeting").

     As more fully described in this Proxy Statement, the purpose of the Meeting is to ask shareholders to consider and approve a proposed reorganization (the "Reorganization"). Under the Reorganization, Fiduciary Value Fund ("Value Fund"), a series of The Vintage Funds ("Vintage Funds") would acquire all of the assets and liabilities of Covenant Fund in exchange solely for shares of Value Fund. Those Value Fund shares then would be distributed to the shareholders of Covenant Fund, so that each shareholder of Covenant Fund would receive a number of full and fractional shares of Value Fund having an aggregate net asset value that, on the effective date of the Reorganization, is equal to the aggregate net asset value of the shareholder's shares in Covenant Fund. Following the distribution, Covenant Fund will be terminated.

     This Proxy Statement also serves as a Prospectus of Vintage Funds under the Securities Act of 1933, as amended, for the issuance of shares of Value Fund to the current Covenant Fund shareholders upon completion of the Reorganization. Value Fund is a diversified, open-end management investment company with an investment objective that is substantially similar to that of Covenant Fund. The investment objective of Value Fund is growth of capital, current income and growth of income. There can be no assurance that Value Fund will achieve its investment objective. This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Reorganization and Value Fund that a shareholder should know before voting or investing in the Value Fund and should be retained for future reference.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This Proxy Statement is accompanied by the Prospectus of Value Fund, dated January 29, 1996, which is incorporated (excluding the Financial Highlights section) by this reference into this Proxy Statement. A Statement of Additional Information dated ________________, 1996 relating to the Reorganization, and including historical financial statements, has been filed with the Securities and Exchange Commission ("SEC"), and is incorporated herein by this reference. The Prospectus and Statement of Additional Information for Covenant Fund, dated April 29, 1996, have been filed with the SEC and also are incorporated herein by this reference. Copies of these documents, as well as Covenant Fund's Annual Report to Shareholders for the fiscal year ended December 31, 1995, may be obtained without charge, and further inquiries may be made, by writing Unified Adviser's Inc., transfer agent, at its principal executive offices or by calling Linda Lawson at 1-800-862-7283, extension 8525.

                            TABLE OF CONTENTS

VOTING INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

SYNOPSIS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
          The Proposed Reorganization. . . . . . . . . . . . . . . . . . .  2
          Comparative Fee Table  . . . . . . . . . . . . . . . . . . . . .  3
          Shareholder Transaction Expenses . . . . . . . . . . . . . . . .  5
          Annual Fund Operating Expenses . . . . . . . . . . . . . . . . .  5
          Example of Effect on Fund Expenses . . . . . . . . . . . . . . .  6
          Forms of Organization  . . . . . . . . . . . . . . . . . . . . .  7
          Investment Objectives and Policies . . . . . . . . . . . . . . .  7
          Operations of Value Fund Following the Reorganization  . . . . .  8
          Purchases, Exchanges and Redemptions . . . . . . . . . . . . . .  9
          Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
          Federal Income Tax Consequences of the Reorganization  . . . . . 10

COMPARISON OF PRINCIPAL RISK FACTORS . . . . . . . . . . . . . . . . . . . 10
          Fixed Income . . . . . . . . . . . . . . . . . . . . . . . . . . 10
          Foreign Securities . . . . . . . . . . . . . . . . . . . . . . . 11
          Hedging Strategies . . . . . . . . . . . . . . . . . . . . . . . 11
          Mutual Funds . . . . . . . . . . . . . . . . . . . . . . . . . . 12

THE PROPOSED TRANSACTION . . . . . . . . . . . . . . . . . . . . . . . . . 13
          Reorganization Plan. . . . . . . . . . . . . . . . . . . . . . . 13
          Reasons for Reorganization . . . . . . . . . . . . . . . . . . . 15
          Description of Securities to be Issued . . . . . . . . . . . . . 16
          Federal Income Tax Considerations Applicable to Each Transaction 16
          Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . 18

ADDITIONAL INFORMATION ABOUT
THE VINTAGE FUNDS FIDUCIARY VALUE FUND . . . . . . . . . . . . . . . . . . 19

MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
          Available Information. . . . . . . . . . . . . . . . . . . . . . 20
          Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

                           VOTING INFORMATION


     This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of The Laidlaw Covenant Fund ("Covenant Fund") in connection with the solicitation of proxies by Covenant Fund's Board of Trustees for use at a Special Meeting of Shareholders to be held on December ___, 1996, and at any adjournment thereof ("Meeting"). This Proxy Statement will first be mailed to shareholders on or about ______________________, 1996.

     A majority of shares of Covenant Fund outstanding on ________________, 1996, represented in person or by proxy, must be present for the transaction of business at the Meeting. If a quorum is not present at the Meeting or a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares voted at the Meeting in person or by proxy. The persons named as proxies will vote those proxies that they are entitled to vote FOR the proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST the proposal against such adjournment. A shareholder vote may be taken on the proposals in this Proxy Statement prior to any such adjournment if sufficient votes have been received and it is otherwise appropriate.

        Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against the adjournment or the proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against adjournment or against the proposal because the required vote is a percentage of the shares present (for adjournment) or outstanding (for the proposal).

     The individuals named as proxies on the enclosed proxy card will vote in accordance with your direction as indicated thereon if your proxy card is received properly executed by you or by your duly appointed agent or attorney-in-fact. If you sign, date and return the proxy card, but give no voting instructions, your shares will be voted in favor of approval of the Agreement and Plan of Reorganization, dated as of August 21, 1996 (the "Reorganization Plan"). A form of the Reorganization Plan is attached to this Proxy Statement as Appendix A. Under the Reorganization Plan, Fiduciary Value Fund ("Value Fund"), a series of The Vintage Funds ("Vintage Funds") would acquire the assets of Covenant Fund in exchange soley for shares of beneficial interest in Value Fund and the assumption by Value Fund of Covenant Fund's liabilities; those Value Fund shares then would be distributed to Covenant Fund's shareholders. After completion of the Reorganization, Covenant Fund will be terminated.

     In addition, if you sign, date and return the proxy card, but give no voting instructions, the duly appointed proxies may vote your shares, in their discretion, upon such other matters as may come before the Meeting. The proxy card may be revoked by giving another proxy or by letter or telegram revoking the initial proxy. To be effective, such revocation must be received by Covenant Fund prior to the Meeting and must indicate your name and account number. In addition, if you attend the Meeting in person, you may, if you wish, vote by ballot at the Meeting, thereby canceling any proxy previously given.

     Approval of the Reorganization Plan requires the affirmative vote of a majority of the outstanding shares of Covenant Fund. Each outstanding full share of Covenant Fund is entitled to one vote, and each outstanding fractional share thereof is entitled to a proportionate fractional share of
one vote.  As of [               ], 1996 "(Record Date"), Covenant Fund had
[       ] shares of beneficial interest outstanding.  The solicitation of proxies, the cost of which will be borne by Laidlaw Holdings Asset Management, Inc. ("Laidlaw"), Covenant Fund's adviser, will be made primarily by mail but also may include telephone or oral communications by representatives of Unified Adviser's, Inc., Value Fund and Covenant Fund's transfer agent, and an affiliate of the Adviser. The transfer agent will not be compensated for the solicitation activities. Management does not know of any single shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934) who owned beneficially 5% or more of the shares of Covenant Fund as of the Record Date. Trustees and officers of Covenant Fund own in the aggregate less than 1% of the shares of their respective funds.

        As of the Record Date, Value Fund had ______ shares of beneficial interest outstanding. As of the Record Date, the following persons owned beneficially 5% or more of the shares of Value Fund: _______________________. Trustees and officers of Value Fund own in the aggregate _______% of the shares of Value Fund.

                                 SYNOPSIS

     The following is a summary of certain information contained elsewhere in this Proxy Statement, the Prospectus of Covenant Fund and Value Fund, which are incorporated herein by reference, and the Reorganization Plan and is qualified by reference to the more complete information contained in the Proxy Statement and Prospectus and Reorganization Plan. Shareholders should read this Proxy Statement and the Prospectus of Value Fund carefully. As discussed more fully below, Covenant Fund's Board of Trustees believes that the Reorganization will benefit Covenant Fund's shareholders. Covenant Fund and Value Fund have substantially similar investment objectives, although their investment policies differ in some respects.

The Proposed Reorganization

     The Board of Trustees of Covenant Fund considered and gave preliminary approval of, the Reorganization Plan at a meeting held on August 19, 1996. The Reorganization Plan was given final approval by the Board of Trustees of Covenant Fund at a meeting held on September 3, 1996. For the reasons set forth below under "The Proposed Transaction -- Reasons for the Reorganization," the Board of Trustees of Covenant Fund, including its trustees who are not "interested persons," as that term is defined in the Investment Company Act of 1940 ("1940 Act") ("Independent Trustees"), has determined that the Reorganization is in the best interests of Covenant Fund, that the terms of the Reorganization are fair and reasonable and that the interests of Covenant Fund's shareholders will not be diluted as a result of the Reorganization. Accordingly, the Board of Trustees of Covenant Fund approved the Reorganization Plan and recommends approval of the transaction to the shareholders.

     The Reorganization Plan provides for the acquisition of the assets of Covenant Fund by Value Fund, in exchange solely for shares of beneficial interest of Value Fund and the assumption by Value Fund of the liabilities of Covenant Fund. Covenant Fund will then distribute those shares to its shareholders, so that each Covenant Fund shareholder will receive the number of full and fractional shares that equals in value such shareholder's holdings in Covenant Fund as of the Closing Date (defined below). Covenant Fund then will be terminated as soon as practicable thereafter.

        Following the Reorganization, the investment policies of the Value Fund will be modified to include the socially responsible investment policy currently followed by Covenant Fund, and Fiduciary Counsel, Value Fund's sub-adviser, will retain Laidlaw as a consultant. The consulting fee will be paid directly by the sub-adviser from its own assets and will not be an expense of the Fund. Laidlaw's duties will include the preparation of a recommended list of socially conscious companies, investment in which would be consistent with the socially responsible investment policy adopted by the Value Fund. Laidlaw will not provide investment advisory services to the Value Fund.

        The exchange of Covenant Fund's assets for Value Fund shares and Covenant Fund's assumption of its liabilities will occur as of [12:00 noon], on December ____, 1996 or such later date as the conditions to the closing are satisfied ("Closing Date"). The Plan provides that either Value Fund or Covenant Fund may terminate the Plan if the closing has not occurred on or before December 31, 1996. If circumstances cause the closing to be delayed beyond December 31, 1996, it is anticipated that neither Value Fund nor Covenant Fund will terminate the Plan.

Comparative Fee Table

     Certain fees and expenses that Covenant Fund shareholders pay, directly or indirectly, are different from those incurred by Value Fund shareholders. It is anticipated that, following the Reorganization, the former shareholders of Covenant Fund will, as shareholders of Value Fund, be subject to lower expenses as a percentage of net assets than those experienced by Covenant Fund.

     Vintage Advisers, Inc. (the "Adviser"), the investment adviser of Value Fund, is entitled to receive a management fee from Value Fund at an annual rate of 0.75% of Value Fund's average daily net assets. The Adviser has entered into a sub-advisory agreement with Fiduciary Counsel, Inc. ("Sub-Adviser") to manage the investment portfolio of Value Fund. The Adviser pays the Sub-Adviser an annual fee for its services. This fee is paid directly by the Adviser from its own assets and is not an expense of Value Fund. The sub-advisory fee is equal to 0.35% of Value Fund net assets up to $250 million; 0.30% of the next $250 million of net assets; and 0.25% of net assets in excess of $500 million.

     Value Fund is authorized to pay a 12b-1 fee to its distributor at an annual rate of 0.10% of its average daily net assets. Unified Management Corporation, an affiliate of the Adviser, is Value Fund's distributor. The amounts payable to the distributor during any year may be more or less than actual expenses incurred by the distributor during such year because the 12b-1 fee is a compensation type plan, not based on actual expenses.

     Other expenses of the Value Fund include fees incurred under an administration agreement and shareholder services plan. Unified Advisers, Inc., Vintage Fund's administrator, provides certain administrative personnel and services (including administration, transfer agency and fund accounting services) necessary to operate Value Fund. For its services, the administrator receives an annual fee equal to 0.435% of the Fund's average daily net assets, payable monthly, from Value Fund. Under the shareholder services plan, financial institutions, including brokers, may enter into shareholder service agreements with Vintage Funds to provide administrative support services to their clients or customers who from time to time may be owners of record or beneficial owners of the shares of Value Fund. In return for providing these support services, a financial institution may receive payments from the Fund at a rate not exceeding 0.15% of the average daily net assets of the shares beneficially owned by the financial institution's clients or customers for whom it is holder of record or with whom it has a servicing relationship.

     The Adviser has voluntarily agreed to waive its management fee to the extent necessary to cause Vintage Fund's other expenses (not including the 12b-1 fee and the shareholder service fees) to be 0.50% of its average daily net assets, resulting in total expenses of 1.50% of its daily net assets. Although the Adviser has no current intention to abandon this voluntary arrangement, the Adviser may terminate the arrangement at any time at its sole discretion.

     Laidlaw, the investment adviser of Covenant Fund, is entitled to receive a management fee from Covenant Fund at an annual rate of 1.00% of Covenant Fund's average daily net assets. Covenant Fund has no sub-adviser.

     Covenant Fund is authorized to pay a 12b-1 fee at the annual rate of up to 0.35% of Covenant Fund's average daily net assets. Of this, 0.10% is retained by Laidlaw Equities, Inc., Covenant Fund's distributor, and the remainder may be used to reimburse the distributor for expenses incurred pursuant to the 12b-1 plan. Laidlaw has undertaken to reimburse Covenant Fund for other expenses and waive its management fee to the extent necessary to cause Covenant Fund's total expenses not to exceed 2.50% of its daily net assets.

     The Value Fund charges no front end or deferred sales charge. Covenant Fund charges a front end sales load of up to 4.5% of the offering price per share.

     Following the Reorganization, the management fee for the combined fund is expected to be 0.75% of the average daily net assets, and the total operating expenses of the combined fund, including the 12b-1 fee and the shareholder service fees, is expected to be 1.50%. There is no assurance that the Adviser will continue to waive its management fee to the extent necessary to cause Value Fund's other expenses to remain at 0.50% of its daily net assets, however, it is expected that the combined fund will be of such a size that efficiencies realized through economies of scale will substantially offset any increase in total operating expenses attributable to the termination of the voluntary fee waiver.

     The following tables show (1) transaction expenses currently incurred by shareholders of each Fund and transaction expenses that each shareholder will incur after giving effect to the Reorganization, and (2) the current fees and expenses incurred for the fiscal year ended December 31, 1995 by Covenant Fund and for the fiscal year ended September 30, 1996 by Value Fund, and pro forma fees for Value Fund after giving effect to the Reorganization.


Shareholder Transaction Expenses

                                     Covenant      Value       Combined
                                     Fund          Fund        Fund

     Sales charge on purchases       4.50%         None        None
     of shares

     Sales charge on reinvested      None          None        None
     dividends

     Redemption fee or deferred      None          None        None
     sales charge

Annual Fund Operating Expenses
(as a percentage of average net assets)



                                    Covenant       Value      Combined
                                    Fund           Fund       Fund


     Management Fees                0.00%*         0.75%**    0.75%

     12b-1 Fees                     0.35%          0.10%      0.10%

     Shareholder Service Fee        0.00%          0.15%      0.15%

     Other Expenses                 2.15%*         0.50%**    0.50%

     Total Fund Operating           2.50%*         1.50%**    1.50%
     Expenses

     * Annual Fund Operating Expenses are based on Covenant Fund's actual expense incurred during the fiscal year ended December 31, 1995. Laidlaw has undertaken to reimburse Other Expenses and to waive its management fee to the extent necessary to ensure that Total Fund Operating Expenses do not exceed 2.50% of Covenant Fund's average daily net assets. Absent this reimbursement and fee waiver arrangement, the Management Fee would have been 1.00%, Other Expenses would have been 3.22%, and Total Fund Operating
          Expenses would have been 4.57% of the Fund's average daily net assets.

     **      Annual Fund Operating Expenses are based on Value Fund's actual expenses incurred during the fiscal year ended September 30, 1996. The Adviser reimbursed expenses and waived its management fee to the extent necessary to cause the Management Fees and other Expenses of Value Fund to be as indicated. Absent this voluntary reimbursement and fee waiver arrangement, the Management Fees would have been 0.75%, other expenses would have been 107.32%
          and Total Fund Operating Expenses would have been 108.32% of the Fund's average daily net assets. In this regard, shareholders should understand that the investors in Value Fund consist exclusively of affiliated persons of the Fund and that shares have not been sold generally to the public. The Fund was maintained by Vintage Funds only for future business opportunities, and total net assets never exceeded $ 200,000. Therefore, while actual expenses of the Fund were less than $ 31,000, this represented a significant percentage of Value Fund's net assets.
[/FN]


Example of Effect on Fund Expenses

     The following illustrates the expenses on a $1,000 investment under the fees and the expenses stated above.

                         ONE YEAR  THREE YEARS    FIVE YEARS    TEN YEARS

Covenant Fund . . . .     $69         $119          $172          $316
Value Fund  . . . . .     $15         $ 47          $ 82          $179
Combined Fund . . . .     $15         $ 47          $ 82          $179


     This Example assumes that all dividends are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown and that the shares are redeemed at the end of each time period shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the Securities and Exchange Commission ("SEC") applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, either Fund's projected or actual performance.

        THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND EACH FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. The actual expenses of each Fund will depend upon, among other things, the level of its average net assets and the extent to which it incurs variable expenses, such as transfer agency costs.

Forms of Organization

        Vintage Funds and Covenant Fund are both open-end management investment companies organized as business trusts under the laws of the State of Indiana. The Declaration of Trust of both trusts authorizes the issuance of an unlimited number of shares of beneficial interest, no par value per share. On September 30, 1996, Value Fund had net assets of $156,618.00, but technically it has not commenced operations because it has not begun investing in accordance with its investment objective. Covenant Fund commenced operations on March 3, 1992, and, as of September 30, 1996, had net assets of $3,312,739.00 (unaudited). Neither trust is required to (and neither does) hold annual shareholder meetings.


Investment Objectives and Policies

     The investment objective and policies of each Fund are set forth below. There can be no assurance that either Fund will achieve its investment objective, and each Fund's net asset value fluctuates based upon changes in the value of its portfolio securities.

     Value Fund. The investment objective of the Value Fund is growth of capital, current income and growth of income. Under normal circumstances, at least 65% of the Fund's assets will consist of equity securities, including common stocks, preferred stocks, convertible securities, warrants and rights issued by corporations in any industry which may be denominated in U.S. dollars or in foreign currencies. Value Fund may also invest to a lesser extent in investment grade fixed income obligations, including unrated securities judged by the Adviser to be of comparable quality. The Fund may invest temporarily in money market instruments, including U.S. government obligations, repurchase agreements and other short-term investments.

     Following the Reorganization, Value Fund will implement a socially responsible investment policy, similar to that described below under "Covenant Fund." The Value Fund's planned implementation of a socially responsible investment policy is described below under "Operations of Value Fund Following the Reorganization."

     The Fund may invest up to 25% of its total assets in foreign securities, and the Fund may enter into foreign currency transactions to obtain the necessary currencies to settle securities transactions as well as to protect the Fund assets against adverse changes in foreign currency exchange rates or exchange control regulations.

     The Fund may invest up to 10% of its total assets in other mutual funds, and may invest up to 5% of its total assets in any one mutual fund. The Fund will invest only in other mutual funds that have an investment objective similar to the Fund, or that otherwise are permitted investments under the Fund's investment policies described in its Prospectus.

     Covenant Fund. The investment objective of Covenant Fund is to provide investors with long-term capital growth and dividend or interest income. Laidlaw, as the Fund's adviser, selects stocks from a universe of 200 securities chosen from the 1,000 largest U.S. corporations as to their socially responsible behavior. This list of 200 securities is referred to as the "Covenant 200." Responsibility encompasses such issues as customer, community, employee, competitor, supplier and shareholder relations, environmental and social issues. Once a corporation has been selected for inclusion in the Covenant 200, purshases and sales by Covenant Fund are made on the basis of traditional investment considerations by its adviser.

     Under normal circumstances, at least 65% of the Fund's assets will consist of common stocks, or securities convertible into or exchangeable for common stocks, of issuers that meet Fund's investment criteria described above. The Fund may invest in investment grade fixed income securities, including unrated securities judged by Laidlaw to be of comparable quality.

     If the Covenant 200 is expanded to include foreign issuers for temporary defensive purposes, up to 25% of the value of the Fund's assets may be invested in the securities of foreign issuers. If the Fund purchases securities denominated in foreign currencies, the Fund may purchase and sell currency futures contracts, and may engage in currency exchange transactions. In periods of market weakness as determined by Laidlaw, for temporary defensive purposes or in anticipation of otherwise investing cash positions, Covenant Fund may invest its assets in money market instruments, such as U.S. Government securities and other short-term-debt instruments, or short-term investment grade corporate bonds, or by entering into repurchase agreements with respect to such securities.

     Other Policies of The Funds. Both Funds may purchase and write call and put options on portfolio securities. Covenant Fund may also purchase and write put and call options on stock indexes, engage in futures and options on futures transactions, and may purchase and sell stock index futures contracts and options on stock index futures contracts, and may purchase and sell call and put options on foreign currency. Each Fund may lend securities from its investment portfolio, provided such loans do not exceed one-third of the value of the Fund's respective total assets. Both of the Funds may purchase securities on a forward commitment basis.


Operations of Value Fund Following the Reorganization

        Following the Reorganization, the name of the Value Fund will be changed to Laidlaw Social Fund. It is not expected that Value Fund will revise its investment policies following the Reorganization to reflect those of Covenant Fund. However, Value Fund will implement a socially responsible investment policy. Laidlaw will be retained to provide Value Fund's sub-adviser with a list of 200 socially conscious companies (the "List") for purposes of possible investment on behalf of Value Fund. Laidlaw will update the list at least quarterly to eliminate companies that no longer qualify as socially conscious. For this purpose, socially conscious companies will be chosen by Laidlaw from the 1,000 largest corporations on the basis of their responsible behavior, after consideration of such issues as customer, community, employee, competitor, supplier and shareholder relations, environmental and social issues. While it is the sub-adviser's intention to select securities for Value Fund from the List, it is not obligated to do so. Subject to the supervision of the Adviser, the sub-adviser will provide all investment advisory services to Value Fund. Laidlaw will not provide investment advisory services to Value Fund.

        Based on its review of the investment portfolios of each Fund, the Adviser believes that all of the assets held by Covenant Fund will be consistent with the investment policies of Value Fund and thus can be transferred to and held by Value Fund if the Reorganization is approved. With respect to portfolio securities acquired by the Value Fund prior to the Reorganization, it is not anticipated that Value Fund will hold any securities that are incompatible with the socially responsible investment policy.

     After the Reorganization, the trustees and officers of Value Fund and its investment adviser, sub-adviser, distributor and other outside agents will continue to serve Value Fund in their current capacities. As described above, Value Fund's sub-adviser will retain Laidlaw as a consultant to recommend a list of socially conscious companies. For its consulting services, Laidlaw will be paid a fee equal to an annual rate of 0.18% of the average daily net assets of Value Fund. In addition, Laidlaw and/or its affiliates may receive payments under Value Fund's 12-b1 Plan and/or Shareholder Services Plan to the extent that Laidlaw or one of its affiliates serves as broker, or provides support services to shareholders, respectively.


Purchases, Exchanges and Redemptions

     The minimum initial investment in Value Fund is $1,000, generally, and subsequent minimum investments are $100, generally. The minimum initial investment in Covenant Fund is $500, generally, and subsequent minimum investments are $100, generally. Shares of Value Fund are exchangeable for shares of any other Vintage Funds mutual fund, without any additional charge. Since Covenant Fund is the only series of the trust currently offered, shares of Covenant Fund cannot be exchanged for shares of any other fund. The redemption procedures for Covenant Fund and Value Fund are substantially similar. It is not expected that Value Fund will revise its policy with respect to purchases, exchanges and redemptions following the Reorganization.

     If the Reorganization is approved, implementation of the Plan of Reorganization will not interrupt or otherwise affect the sale of Covenant Fund shares because, with the exception of shares purchased with reinvested dividends, Covenant Fund stopped selling shares on May 10, 1996. Redemptions of Covenant Fund's shares may be effected through the Closing Date.


Dividends

     Value Fund and Covenant Fund each declare dividends out of its investment company taxable income, which consists of net investment income and net short-term capital gains. Value Fund declares and pays dividends on a quarterly basis, and distributes any net realized long-term gains at least every twelve months. Covenant Fund declares and pays dividends annually, and distributes any net capital gains at least annually.

     On or before the Closing Date, Covenant Fund will declare as a dividend all of its taxable net investment income and net capital gain, if any, and distribute that amount in order to continue to maintain its tax status as a regulated investment company. Covenant Fund will pay these distributions in shares or cash, as provided in its current registration statement.

        Although the Value Fund did not qualify for tax purposes as a regulated investment company for the fiscal year ended September 30, 1996 because of its small size and limited operations, there were no tax consequences and the Fund was not required to pay any tax. The Fund intends to (and anticipates that it will) maintain its tax status as a regulated investment company for the fiscal year ending September 30, 1997.

Federal Income Tax Consequences of the Reorganization

     Value Fund and Covenant Fund have received an opinion of Brown, Cummins & Brown Co., L.P.A., Vintage Fund's counsel, to the effect that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended ("Code"). Accordingly, no gain or loss will be recognized to either Fund or its shareholders as a result of the Reorganization. See "The Proposed Transaction -- Federal Income Tax Considerations," page ___.


                     COMPARISON OF PRINCIPAL RISK FACTORS

     Because Value Fund's investment objective and policies are similar to those of Covenant Fund, the investment risks of the Funds are similar.
These risks are those typically associated with investing in equity securities: market risk and financial risk. Market risk is the risk associated with the movement of the stock market in general. Financial risk is associated with the financial conditions and profitability of the underlying company. Other risks, and certain differences between the Funds, are identified below. See the Prospectus of Value Fund, which accompanies this Proxy Statement, for a more detailed discussion of the investment risks of that Fund. There can be no assurance that the Funds will achieve their investment objectives.

     Fixed Income. In periods of declining interest rates, the market value of fixed income securities will rise, and in periods of rising interest rates the opposite will be true. Also, when interest rates are falling, net cash inflows from the continuous sale of a Fund's shares are likely to be invested in portfolio instruments producing lower yields than the balance of that Fund's portfolio, thereby reducing its yield. In periods of rising interest rates, the opposite can be true. Each Fund may invest in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. In the case of obligations not backed by the full faith and credit of the United States, a Fund must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitment.

     Each Fund is also permitted to invest in debt securities that are rated investment grade (BBB or better by S&P or Baa or better by Moody's). Moody's considers securities rated Baa to have speculative characteristics. Changes in economic conditions or other circumstances are more likely to lead to a weakened capacity for such securities to make principal and interest payments than is the case for higher-rated securities.

     Foreign Securities. Both Funds may invest in foreign securities. Investing in foreign securities involves special risks, which include possible adverse political and economic developments abroad, differing regulatory systems and differing characteristics of foreign economies and markets, as well as the fact that there is often less information publicly available about foreign issuers.

     Both Covenant Fund and Value Fund may invest in foreign securities denominated in currencies other than the U.S. dollar. Changes in foreign currency exchange rates thus may affect net asset values, the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and capital gains, if any, to be distributed to shareholders by these Funds. If the value of a foreign currency rises against the U.S. dollar, the value of Fund assets denominated in that currency will increase; correspondingly, if the value of a foreign currency declines against the U.S. dollar, the value of Fund assets denominated in that currency will decrease. The exchange rates between the U.S. dollar and other currencies are determined by supply and demand in the currency exchange markets, international balances of payments, speculation and other economic and political conditions. In addition, some foreign currency values may be volatile and there is the possibility of governmental controls on currency exchange or governmental intervention in currency markets.

     Unlike Value Fund, which may at any time invest up to 25% of its net assets in foreign issuers, Covenant Fund may invest up to 25% of its assets in foreign issuers, but only if foreign issuers have been added to the Covenant 200 for defensive purposes. Because Covenant Fund's investment in foreign issuers may be more limited, the risk associated with foreign securities may be more significant for Value Fund.

     Hedging Strategies. Both Funds may purchase and write options on portfolio securities. There can be no assurance, however, that any strategy utilizing these instruments will succeed. If Laidlaw or the Adviser incorrectly forecasts interest rates, market values or other economic factors utilizing a strategy for a Fund, the Fund might have been in a better position had the Fund not hedged at all. The use of these instruments involve certain special risks, including (1) the fact that skills needed to use hedging instruments are different from those needed to select the Funds' securities, (2) possible imperfect correlation, or even no correlation, between price movements of hedging instruments and price movements of the investments being hedged, (3) the fact that, while hedging strategies can reduce the risk of loss, they can also reduce the opportunity for gain, or even result in losses, by offsetting favorable price movements in hedged investments, and (4) the possible inability of a Fund to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or a possible need for a Fund to sell a portfolio security at a disadvantageous time, due to the need for the Fund to maintain "cover" or to segregate securities in connection with hedging transactions and the possible inability of a Fund to close out or to liquidate its hedged position.

     In addition to the options on portfolio securities, Covenant Fund may utilize other strategies that subject Covenant Fund to the above-described risks, and additional risks associated with these other strategies. Covenant Fund may purchase and write options on stock indexes. Because the value of an index option depends upon movement in the level of the index, rather than the price of a particular stock, whether the Fund will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indexes, in an industry or market segment, rather than movements in the price of a particular stock. Predicting corectly movements in the direction of the stock market generally or of a particular industry requires different skills and techniques than predicting changes in the price of individual stocks.

     To the extent permitted by applicable regulations, Covenant Fund may engage in futures and options on futures transactions. Although Covenant Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for a particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. If the Fund does not close its futures positions during periods of adverse price movements, it will be required to make daily cash payments of variation margin. Successful use of futures by the Fund also is subject to the adviser's ability to predict correct movements in the direction of the market or interest rates.

     Covenant Fund may also purchase and sell stock index futures contracts and options on stock index futures. In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the stock index future and the portion of the portfolio being hedged, the price of stock index futures may not correlate perfectly with the movement in the stock index because of certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which would distort the normal relationship between index and futures markets. Secondly, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions. Because of the possibility of price distortions in the futures market and the imperfect correlation between movement in the stock index and movement in the price of stock index futures, a correct forecast of general market trends by the adviser still may not result in a successful hedging transaction.

     Mutual Funds. Value Fund may invest up to 10% of its total assets in mutual funds. The Adviser believes that investing in other mutual funds provides the Fund with opportunities to achieve greater diversification of portfolio securities and investment techniques than the Fund could achieve by investing in individual securities. Mutual funds purchased by the Fund likely will have certain investment policies, and use certain investment practices, that are different from those of the Fund. These other policies and practices may subject the Fund's assets to varying or greater degrees of risk. The Fund is independent from any of the other mutual funds in which it invests and has little voice in or control over the investment practices, policies or decisions of those funds. If the Fund disagrees with those practices, policies or decisions, it may have no choice other than to liquidate its investment in that fund, which can entail further losses. However, a mutual fund is not required to redeem any of its shares owned by another mutual fund in an amount exceeding 1% of the underlying fund's shares during any period of less than 30 days. As a result, to the extent that the Fund owns more than 1% of another mutual fund's shares, the Fund may not be able to liquidate those shares in the event of adverse market conditions or other considerations. To the extent that the Fund invests in other mutual funds, the Fund will indirectly bear its proportionate share of any fees and expenses paid by such funds in addition to the fees and expenses payable directly by the Fund. The Fund limits its investment in any one mutual fund to not more than 5% of its total assets.



                          THE PROPOSED TRANSACTION

Reorganization Plan

     Significant provisions of the Reorganization Plan are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plan, the form of which is attached as Appendix A to this Proxy Statement.

     The Reorganization Plan contemplates (a) the acquisition by Value Fund on the Closing Date of the assets of Covenant Fund in exchange solely for Value Fund shares and the assumption by Value Fund of Covenant Fund's liabilities, and (b) the distribution of such shares to the shareholders of Covenant Fund.

     The assets of Covenant Fund to be acquired by Value Fund include all cash, cash equivalents, securities and dividends and interest, receivable owned by Covenant Fund, and any deferred or prepaid expenses shown as an asset on Covenant Fund's books on the Closing Date. Value Fund will assume from Covenant Fund all stated liabilities, expenses, costs, charges and reserves reflected on the unaudited Statement of Assets and Liabilities of Covenant Fund; provided, however, that Covenant Fund will use its best efforts, to the extent practicable, to discharge all such liabilities, prior to the Closing Date. Value Fund also will deliver its shares to Covenant Fund, which then will be distributed to Covenant Fund's shareholders.

     The value of Covenant Fund's assets to be acquired, and the amount of Value Fund and the net asset value of a share of Value Fund, will be determined as of 4:00 p.m. on the Closing Date. All assets and liabilities will be valued at fair value as determined in good faith by or under the direction of each Fund's respective Board of Trustees.

     On, or as soon as practicable after, the Closing Date, Covenant Fund will distribute pro rata to their shareholders of record the shares of Value Fund they received, so that each shareholder will receive a number of full and fractional shares of Value Fund equal in value to the shareholder's holdings in Covenant Fund; Covenant Fund will be terminated as soon as practicable thereafter. Each such distribution will be accomplished by opening accounts on the books of Value Fund in the names of Covenant Fund shareholders and by transferring thereto the shares previouly credited to the account of Covenant Fund on those books.

     Accordingly, immediately after the Reorganization, each former shareholder of Covenant Fund will own shares of Value Fund that will be equal in value to that shareholder's shares of Covenant Fund immediately prior to the Reorganization. Moreover, because shares of Value Fund will be issued at net asset value in exchange for the net assets of Covenant Fund, the aggregate net asset value of Value Fund shares so issued will equal to the aggregate net asset value of Covenant Fund shares. The net asset value per share of Value Fund will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder's interest.

        As described more fully in the section of this Proxy Statement titled "Operations of the Fund following the Reorganization", Value Fund will adopt a socially responsible investment policy, and Value Fund's sub-adviser will retain Laidlaw as a consultant to provide the sub-adviser with a recommended list of socially conscious companies. The name of the Value Fund will be changed to Laidlaw Social Fund.

     Any transfer taxes payable upon issuance of shares of Value Fund in a name other than that of the registered holder of the shares on the books of Covenant Fund shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of Covenant Fund will continue to be its responsibility up to and including the Closing Date and such later date on which it is terminated.

     Adviser will bear all expenses incurred by Value Fund in connection with the Reorganization, including legal, accounting and federal and state registration fees and expenses. Laidlaw shall bear all expenses of Covenant Fund incurred in connection with the Reorganization, including legal and accounting fees, printing, filing and proxy solicitation expenses and asset transfer taxes (if any) incurred in connection with the consummation of the transactions contemplated herein. Notwithstanding the foregoing, any legal fees and expenses of Brown, Cummins & Brown Co., L.P.A. related to the preparation and filing of the Registration Statement on Form N-14 shall be borne by Laidlaw up to an amount of $25,000 and Adviser shall bear any such fees and expenses that exceed $25,000.

     The consummation of the Reorganization is subject to a number of conditions set forth in the Reorganization Plan, some of which may be waived by each Fund. In addition, the Reorganization Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting that has a material adverse effect on the shareholders' interests.

Reasons for Reorganization

     The Board of Trustees of Covenant Fund, including a majority of its Independent Trustees, has determined that the Reorganization is in the best interests of Covenant Fund and its shareholders, and that the terms of the Reorganization are fair and reasonable. In considering the Reorganization, Board of Trustees of the Covenant Fund made an extensive inquiry into a number of factors, including the following:

   (1) the nature and quality of the advisory services to be rendered by the Adviser and Sub-Adviser;
   (2) the experience and qualifications of the personnel providing such services;
   (3) the proposed fee structures, the existence of any fee waivers, and Value Fund's anticipated expense ratios in relation to those of Covenant Fund;
   (4) the fees charged by the Adviser;
   (5) possible economies of scale arising from Value Fund's anticipated growth;
   (6) other possible benefits to the Adviser and its affiliates arising from its relationships with Value Fund;
   (7) possible alternatives to the Reorganization, including continuing to operate on a stand-alone basis or liquidation.

     The Reorganization was recommended by Laidlaw to the Board of Trustees of Covenant Fund at meetings held on August 19, 1996 and September 3, 1996. Laidlaw had advised the Board of Trustees of Covenant Fund that Laidlaw no longer wished to continue financing and managing Covenant Fund. In recommending the Reorganization, Laidlaw advised the Board of Trustees that the alternatives were either to liquidate the Covenant Fund (which would result in taxable gain for most shareholders and would involve legal and administrative expenses to the Fund) or to seek a reorganization with another fund (which could be structured as a tax-free transaction). The Board of Trustees of the Covenant Fund concluded that the Reorganization was in the best interests of Covenant Fund and its shareholders because (1) the Reorganization will be tax free to shareholders; (2) the expenses of Value Fund are less than Covenant Fund's current expenses; (3) while Covenant Fund currently charges a sales load, Value Fund is a no-load fund; (4) Vintage Funds offers a money market series into which shareholders could exchange their shares; and (5) Vintage Funds offers the V.O.I.C.E.sm Program (Vision for Ongoing Investment in Charity and Education) to investors. (See the Vintage Fund's Prospectus for a description of the V.O.I.C.E.sm Program.)


              THE BOARD OF TRUSTEES RECOMMENDS THAT THE SHAREHOLDERS
                  OF COVENANT FUND VOTE "FOR" THE REORGANIZATION


Description of Securities to be Issued

     Vintage Funds was organized on February 1, 1995 as an Indiana business trust. Vintage Funds' Declaration of Trust permits the trust to offer and sell an unlimited number of full and fractional shares of beneficial interest in each authorized mutual fund. Value Fund is one of eight mutual funds currently offered by Vintage Funds. Each Vintage Funds mutual fund issues its own class of shares of beneficial interest. The shares of each Vintage Funds mutual fund represent an interest only in that fund's assets (and shares of income) and in the event of liquidation, each share of a particular fund would have the same rights to distributions and assets as every other share of that fund. Shares have no preemptive or conversion rights, nor do they have cumulative voting rights. Each full or fractional share of each Vintage Funds mutual fund has a proportionate vote on each matter submitted to shareholders of that fund. All shares of each Vintage Funds mutual fund have equal voting rights except that in matters affecting only a particular fund only shares of that fund are entitled to vote.

     Under Indiana law, Vintage Funds is not required to hold annual meetings of shareholders, and will not hold annual meetings except for extraordinary items requiring shareholder approval under the Investment Company Act of 1940. Trustees may be removed by the Board of Trustees or by the shareholders at a special meeting. A special meeting of shareholders shall be called by the Board of Trustees upon the request of shareholders owning at least 10% of the outstanding shares of all funds entitled to vote. Covenant Fund and Vintage Funds are both Indiana business trusts and, therefore, there are no significant differences in shareholder rights.

Federal Income Tax Considerations Applicable to Each Transaction

     The exchange of Covenant Fund's assets for shares of Value Fund and Value Fund's assumption of Covenant Fund's liabilities is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(D) of the Code. With respect to the Reorganization, Value Fund and Covenant Fund have received an opinion of Brown, Cummins & Brown Co., L.P.A., counsel to Vintage Funds, substantially to the effect that:

    (i) The transfer of all of the assets of Covenant Fund assets in exchange for the shares of Value Fund and the assumption by Value Fund of certain identified liabilities of Covenant Fund followed by the distribution by Covenant Fund of the shares of Value Fund to Covenant Fund's shareholders in exchange for their Covenant Fund shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and Covenant Fund and Value Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code, and that the transaction qualifies as a tax-free reorganization under
         Section 368(a)(1) of the Internal Revenue Code of 1986;

   (ii) No gain or loss will be recognized by Covenant Fund or Value Fund on the transfer of the assets of Covenant Fund to Value Fund solely in exchange for the shares of Value Fund and the assumption by Value Fund of the identified liabilities of Covenant Fund;

   (iii) No gain or loss will be recognized by Covenant Fund's shareholders upon the exchange of the shares of Covenant Fund for the shares of Value Fund and no gain or loss will be recognized by Covenant Fund on the distribution of the shares of Value Fund to Covenant Fund's shareholders in exchange for Covenant Fund's shares;

   (iv) The aggregate tax basis for the shares of Value Fund received by each Covenant Fund shareholder pursuant to the reorganization will be the same as the aggregate tax basis of Covenant Fund shares held by each such Covenant Fund shareholder immediately prior to the reorganization;

   (v) The holding period of the shares of Value Fund to be received by each Covenant Fund shareholder will include the period during which Covenant Fund shares surrendered in exchange therefor were held (provided such Covenant Fund shares were held as capital assets on the date of the Reorganization);

   (vi) The tax basis of the assets of Covenant Fund attained by Value Fund will be the same as the tax basis of the assets of Covenant Fund immediately prior to the Reorganization; and

   (vii) The holding period of the assets of Covenant Fund in the hands of Value Fund will include the period during which those assets were held by Covenant Fund.

The opinion may state that no opinion is expressed as to the effect of the Reorganization on the Funds or any shareholder (regarding the recognition of gain or loss and/or the determination of the basis or holding period) with respect to any asset (including certain options and futures) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

     Utilization by Value Fund after the Reorganization of pre-Reorganization capital losses realized by Covenant Fund could be subject to limitation in future years under the Code.

     Shareholders of Covenant Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization

     The following tables show the capitalization of the Funds as of September 30, 1996 (unaudited with respect to Covenant Fund) and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.




                                                             Combined Fund
                      Covenant Fund       Value Fund          (Pro Forma)

Net Assets . . . . . .$3,312,739.00       $156,618.00         $3,468,645.00


Net Asset Value
Per Share . . . . .  .$14.95              $1.96               $1.96

Shares Outstanding . . 221,633.28          79,824.91           1,769,998.00


               ADDITIONAL INFORMATION ABOUT THE VINTAGE FUNDS
                           FIDUCIARY VALUE FUND



FIDUCIARY VALUE FUND FINANCIAL HIGHLIGHTS


The following table includes selected data for a share outstanding throughout each fiscal year or period and other performance information derived from the financial statements.


                                          1996(a)           1995(b)
PER SHARE OPERATING PERFORMANCE:

Net asset value, beginning                $10.00            $10.00
Income from Investment
  Operations:
  Net investment income(loss)              (8.04)             0.00
  Net realized and unrealized
  gain(loss)on investments...               0.00              0.00
Total from investment
  income.....................              (8.04)             0.00
Less Distributions:
  Dividends from net
  investment income .........               0.00              0.00
Total from distributions...                 0.00              0.00

Net Asset value at
  end of period ...........               $ 1.96            $10.00

TOTAL ANNUALIZED RETURN(%)                  (c)               (c)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period               156,618            3,409

  Ratio of expenses to
    average net assets ....               160.78%             0.00%

  Ratio of expenses(after
    reimbursement) to
    average net assets ....                 0.78%             0.00%

  Ratio of net investment
    income to average net
    assets .................             (160.37%)            0.00%

  Ratio of net investment
    income(after reimbursement)
    to average net assets .                (0.37%)            0.00%

  Portfolio Turnover ......                 0.00%             0.00%

  Average Commission Rate Paid ...        $ 0.00              $----

(a)  For the Year-Ended September 30,1996.
(b)  For the Period June 2,1995(commencement of operations) to September
     30,1995.
(c)  Investment in accordance with objective had not commenced at this time.

                             MISCELLANEOUS

Available Information

     Each Trust (Vintage Funds and Covenant Fund) is subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act and in accordance therewith files reports, proxy material and other information with the SEC. Such reports, proxy material and other information can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549, the Midwest Regional Office of the SEC, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611, and the Northeast Regional Office of the SEC, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20459 at prescribed rates.


Experts

     The audited financial statements of Value Fund and Covenant Fund, incorporated herein by reference and incorporated by reference or included in their respective Statements of Additional Information, have been audited by McCurdy & Associates CPA's, Inc. (with respect to Value Fund) and Coopers & Lybrand L.L.P. (with respect to Covenant Fund), independent auditors, whose reports thereon are included in Value Fund's Statement of Additional Information dated _______________, 1996 and Covenant Fund's Annual Report to Shareholders for the fiscal year ended December 31, 1995. The financial statements audited by McCurdy & Associates CPA's, Inc. and Coopers & Lybrand L.L.P. have been incorporated herein by reference in reliance on their reports given on their authority as experts in auditing and accounting.

                               THE VINTAGE FUNDS
                      STATEMENT OF ADDITIONAL INFORMATION


FIDUCIARY VALUE FUND               THE LAIDLAW COVENANT FUND
(A Series of The Vintage Funds)    100 Park Avenue
P.O. Box 6110                      New York, NY 10017
Indianapolis, IN  46206-6110       1-800-275-2683



This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus/Proxy Statement dated ______________, 1996, which may be obtained by writing Unified Advisers, Inc., 429 N. Pennsylvania Street, Indianapolis, Indiana 46204 or by calling Linda Lawson at (800) 862-7283, extension 8525.

The date of this Statement of Additional Information is ___________, 1996.


                        Table of Contents

                                                             Page


Introduction . . . . . . . . . . . . . . . . . . . . . . . . .  2

Additional Information About Fiduciary Value Fund. . . . . . .  2

Financial Statements . . . . . . . . . . . . . . . . . . . . .  2

                           Introduction

     This Statement of Additional Information is intended to supplement the information provided in the Prospectus/Proxy Statement dated _______________, 1996. The Prospectus/Proxy Statement relates to the proposed acquisition by Fiduciary Value Fund ("Value Fund"), a series of The Vintage Funds ("Vintage Funds"), of all of the assets and liabilities of The Laidlaw Covenant Fund ("Covenant Fund") in exchange solely for shares of Value Fund.


        Additional Information About Fiduciary Value Fund

     Additional information about Fiduciary Value can be found in the Statement of Additional Information of The Vintage Funds, dated April 17,
1996 ("SAI"). The SAI, excluding the portion of the SAI that incorporates by reference the September 30, 1995 Annual Report of The Vintage Funds, is hereby incorporated by reference. The document was previously filed on EDGAR (File No. 33-89078) on April 17, 1996, pursuant to Rule 497.


               Financial Statements - Fiduciary Value Fund


                      INDEPENDENT AUDITOR'S REPORT


To the Shareholders and
Board of Trustees
The Vintage Funds

We have audited the accompanying statement of assets and liabilities of the Fiduciary Value Fund (one of the portfolios constituting the Vintage Funds), as of September 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets, and financial highlights for the year in the period then ended and for the period from June 2, 1995 (commencement of operations) to September 30, 1995 in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of September 30, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Fiduciary Value Fund of The Vintage Funds as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets, and the financial highlights for the year in the period then ended and for the period from June 2, 1995 (commencement of operations) to September 30, 1995 in the period then ended, in conformity with generally accepted accounting principles.




/S/ McCurdy & Associates CPA's Inc.

McCurdy & Associates CPA's Inc.
Westlake, Ohio 44145
October 16, 1995


Financial Statement of Fiduciary Value Fund

FIDUCIARY VALUE FUND
STATEMENT OF ASSETS AND LIABILITIES

September 30,1996


ASSETS
   Investments, at value(Note 2)                           $       0
   Cash ..........................                           119,854
   Dividend Receivable............                                 0
   Interest Receivable............                                 0
   Receivable from adviser(Note 3)                            29,765
   Receivable for shares sold ....                                 0
   Deferred organization
      costs(Note 2) ..............                             3,116
   Prepaid expenses ..............                             6,465

      Total assets ...............                           159,200

LIABILITIES

   Dividends payable .............                                 0
   Payable for shares redeemed....                                 0
   Accrued expenses ..............                             2,582

      Total liabilities ..........                             2,582

NET ASSETS .......................                         $ 156,618


Net assets consist of:
   Paid-in capital ...............                           156,687
   Undistributed net investment
      income .....................                               (69)
   Net Realized gain(loss) on
      investments.................                                 0
   Net unrealized appreciation in
      value of investments .......                                 0

Net assets .......................                         $ 156,618

Shares of capital stock
   outstanding (no par value,
   unlimited shares authorized)...                            79,825

Net Asset Value Per Share,offering
   and redemption price...........                         $    1.96



The accompanying notes are an integral part of these financial statements.

FIDUCIARY VALUE FUND
STATEMENT OF OPERATIONS

September 30,1996

INVESTMENT INCOME
Income:
   Dividend .....................                             $     0
   Interest .....................                                  76
                                                                   76

EXPENSES:
   Investment adviser fees(Note 3)                                140
   Transfer agent fees(Note 3)....                                 13
   Fund Accounting fees ..........                                 13
   Printing ......................                                 30
   Administrative service fees ...                                 56
   12b-1 fees(Note 3).............                                 18
   Auditing fees .................                              2,611
   Legal fees ....................                              1,274
   Trustee's fees ................                              3,985
   Custodian fees ................                                 12
   Registration and filing fees ..                             18,556
   Postage .......................                                 43
   Servicing fees ................                                 28
   Amortization of organization
      expenses ...................                                853
   Insurance .....................                              2,395
   Other expenses.................                                 16
      Total net expenses .........                             30,043

Less: Expense reimbursement
      from adviser(Note 3)........                            (29,898)

NET INVESTMENT INCOME(LOSS).......                                (69)

REALIZED AND UNREALIZED GAIN(LOSS)
      ON INVESTMENTS
   Net Realized gain(loss) on
      investments ................                                  0
   Change in net unrealized
      appreciation of investments.                                  0
   Net gain(loss) on investments..                                  0

INCREASE(DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS .....                            $   (69)


The accompanying notes are an integral part of these financial statements.


FIDUCIARY VALUE FUND
STATEMENT OF CHANGES IN NET ASSETS


                                                                 Period
                                                                June 2,1995
                                                     Year      (commencement
                                                     Ended    of operations)to
                                                    Sept 30,      Sept 30,
                                                      1996          1995


INCREASE IN NET ASSETS
Operations:
   Net investment income(loss) .......................    $  (69)       $    0
   Net realized gain/(loss)on investments ............         0             0
   Change in net unrealized appreciation of investments.       0             0
   Increase in net assets resulting from operations .....    (69)            0
Dividends and distributions to shareholders from
   Net investment income ................................      0             0
   Net realized gain of investments .....................      0             0
      TOTAL INCREASE(DECREASE)  .........................      0             0

Capital Share Transactions:
   Proceeds from shares sold ............................157,505         3,409
   Value of shares issued to shareholders in reinvestment
   of dividends and distributions .......................      0             0
                                                         157,505         3,409

   Cost of shares redeemed .............................. (4,227)            0
   Net increase in net assets
   resulting from capital share transactions ............153,278         3,409
      TOTAL INCREASE IN NET ASSETS ......................153,209         3,409


NET ASSETS:
   Beginning of period...................................  3,409             0
   End of period(including undistributed net investment
     income of(69)and 0, respectively) .................$156,618       $ 3,409

   Shares of capital stock of the Fund sold and redeemed:
   Shares sold ...........................................80,021           341
   Shares issued to shareholders in reinvestment
   dividends and distributions ...........................     0             0
                                                          80,021           341
   Shares redeemed .......................................  (537)            0

NET INCREASE IN NUMBER OF
   SHARES OUTSTANDING ....................................79,484           341


The accompanying notes are an integral part of these financial statements.





NOTES TO FINANCIAL STATEMENTS

September 30,1996


NOTE 1- GENERAL

The Fiduciary Value Fund (the "Fund")was organized as a business trust under the laws of the State of Indiana on February 1, 1995, and is registered under the Investment Company Act of 1940, as amended, (the "Act"), as an open-end management investment company, effective June 2, 1995.

The Fiduciary Value Fund seeks growth of capital, current income and growth income by investing principally in a diversified portfolio of common stocks, preferred stocks and securities convertible into common stocks of companies which offer the prospect of growth of earnings while paying current dividends. The Fund may also purchase securities that do not pay current dividends but which offer prospects for growth of capital and future income.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Fund in the preparation of the Fund's financial statements.

A)  Security Valuations

Portfolio securities are valued using current market valuations: either the last reported sales price, or in the case of securities for which there is no reported last sale, the mean of the closing bid and asked prices. Bid price is used when no asked price is available.

Discounts and premiums on securities purchased are amortized over the life of the respective securities.

B)  Securities Transactions

Securities transactions are recorded on a trade date-plus-one basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

C)  Dividends and Distributions to Shareholders

Dividends, if any, from net investment income are declared and paid quarterly. Net realized long term capital gains, if any, are paid at least annually. However, to the extent that net realized gains of the Fund can be reduced by any capital loss carry-overs from the Fund, such gains will not be distributed. Dividends and distributions are recorded on the ex-dividend date.

D)  Federal Income Taxes

It is the policy of the Fund to meet the requirements of the Internal Revenue Code applicable to regulated investment companies including the requirement that it distribute substantially all of its taxable income to its shareholders. However, for the taxable year ended September 30, 1996, The Fiduciary Value Fund did not qualify to be taxed as a regulated investment company for federal income tax purposes. The Fiduciary Value Fund intends to qualify as a regulated investment company in subsequent years.

E)  Organization Costs

Organizational costs and initial registration fees represent costs incurred in connection with the organization, registration and the initial public offering of the shares of the Fund. Organizational costs and initial registration fees are deferred and will be amortized on a straight-line basis over five years. In the event that the original shareholders (or any subsequent transferee) redeems any of its original capital (seed capital) prior to these organizational costs and initial registration fees being fully amortized, the redemption proceeds will be reduced by a pro-rata portion of any then unamortized organizational costs and initial registration fees. At September 30,1996, the unamortized balance of such expenses amounted to $3,116.

F)  Estimates

Preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G)  Investments

Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

NOTE 3- AGREEMENTS AND OTHER TRANSACTIONS WITH AFFILIATES

The Adviser provides investment advisory services for which the Fund pays an annual fee of .75% of the average net assets of the fund payable monthly.

The Adviser has engaged Fiduciary Counsel, Inc. to serve as sub-adviser to The Fiduciary Value Fund. The sub-adviser receives annual investment management fees, which are not paid directly by the Fund. The Adviser has voluntarily agreed to waive 100% of its management fees for the twelve months ended September 30,1996. Although the Adviser has no current intention to abandon this voluntary arrangement, the Adviser may terminate the arrangement at any time at its sole discretion.

Unified Advisers, Inc. as administrator, receives an annual fee, payable monthly by the Fund. The fee is equal to 0.435% of the Fund's average net assets.

Under a Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Fund pays the Distributor an annual fee, payable monthly, of up to 0.10% of the Fund's average net assets.

Certain Trustees and officers of the Fund are "affiliated persons" (as defined in the Act) of Fiduciary. Each "non-affiliated" Trustee is entitled to receive a meeting fee of $2,400 per meeting plus expenses for services relating to the Fund.

The Fund has adopted a Shareholder Services Plan in which financial institutions may enter into shareholder services agreement with the Trust to provide administrative support services to the Fund. In return for these services,a financial institution may receive payments at a rate not exceeding 0.15% of the Fund's average net assets owned beneficially by the institution's clients.

The receivable from the Adviser for the Fiduciary Value Fund is comprised of $29,765 of expenses that the Adviser reimbursed subsequent to September 30, 1996.



FIDUCIARY VALUE FUND FINANCIAL HIGHLIGHTS

The following table includes selected data for a share outstanding throughout each fiscal year or period and other performance information derived from the financial statements.


                                        1996(a)              1995(b)
PER SHARE OPERATING PERFORMANCE:

Net asset value, beginning              $10.00               $10.00
Income from Investment
  Operations:
  Net investment income (loss)           (8.04)                0.00
  Net realized and unrealized
  gain (loss) on invesments...            0.00                 0.00
Total from investment
  income......................           (8.04)                0.00
Less Distributions:
  Dividends from net
  investment income...........            0.00                 0.00
Total from distributions......            0.00                 0.00

Net Asset value at
  end of period...............          $ 1.96               $10.00

TOTAL ANNUALIZED RETURN (%)               (c)                  (c)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period              156,618               3,409

  Ratio of expenses to
    average net assets........           160.78%               0.00%

  Ratio of expenses (after
    reimbursement) to
    average net assets........             0.78%               0.00%

  Ratio of net invesment
    income to average net
    assets....................          (160.37%)              0.00%

  Ratio of net investment
    income (after reimbursement)
    to average net assets.....            (0.37%)              0.00%

  Portfolio Turnover..........             0.00%               0.00%

  Average Commission Rate Paid           $ 0.00              $ -----

(a)  For the Year-Ended September 30, 1996.
(b) For the Period June 2, 1995 (commencement of operations) to September 30, 1995.
(c)  Investment in accordance with objective had not commenced at this time.


   Pro Forma Financial Statememt

PRO FORMA COMBINED
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1996

                                             LAIDLAW    FIDUCIARY  ADJUSTMENT  COMBINED
ASSETS
 Investments, at value (cost $2,341,614)   $ 3,208,930  $       0  $       0  $  3,208,930
       Cash                                     75,344    119,854     35,906       231,104
       Receivable from  Adviser (net)           14,182     29,898    (14,182)       29,898
       Receivable for Investments sold               0          0          0             0
       Receivable for Fund Shares sold              20          0        (20)            0
       Dividends and interest receivab           8,236          0          0         8,236
       Receivable from others                        0          0          0             0
       Deferred organization costs and          23,547      9,580    (23,547)        9,580


Total Assets                               $ 3,330,259  $ 159,332  $  (1,843) $   3,487,748


LIABILITIES
        Dividends payable to shareholders        1,131          0     (1,131)            0
        Administration fee payable                   0          8          0             8
        12b-1 expenses payable                   2,690          4          0         2,694
        Payable for investments purchased            0          0          0             0
        Payable for capital shares redeemed          0          0          0             0
        Accrued expenses                        13,699      2,702          0        16,401
        Payable to other                             0          0          0             0
        Accrued registration & filing fees           0          0          0             0

Total Liabilities                          $    17,520  $   2,714  $  (1,131) $     19,103


NET ASSETS                                 $ 3,312,739  $ 156,618  $    (712) $  3,468,645


Shares outstanding  (without par value,        221,633     79,825   1,468,540    1,769,998
unlimited shares authorized)

CALCULATION OF MAXIMUM OFFERING PRICE:
        Net asset value per share          $     14.95  $    1.96   $    0.00  $      1.96
        Sales charge - 4.5% of public             0.70       0.00        0.00         0.00

Maximum Offering Price                     $     15.65  $    1.96   $    0.00  $      1.96

COMPOSITION OF NET ASSETS:
        Shares of beneficial interest      $       209  $       0   $       0  $       209
        Additional shares of beneficial
         interest                            2,359,274    156,687           0    2,515,961
        Accumulated undistributed net
         realized gains                         85,940        (69)       (712)      85,159
        Net unrealized appreciation of
         investments                           867,316          0           0      867,316

NET ASSETS, SEPTEMBER 30,1996              $ 3,312,739  $ 156,618   $    (712) $ 3,468,645



PRO FORMA COMBINED
STATEMENT OF OPERATIONS
SEPTEMBER 30, 1996
(UNAUDITED)
                                       LAIDLAW    FIDUCIARY   ADJUSTMENTS  COMBINED

INVESTMENT INCOME
      Money Market                    $    9,472   $       0  $        0   $   9,472
      Dividends                           70,470           0           0     70,470
      Repurch Agreement                        0          76           0         76
      Other Income                             7           0           0          7

      Total Investment Income             79,949          76           0     80,025

EXPENSES
      Advisory fees                   $   29,133 $       140  $        0   $ 29,273
      Administration fees                  2,176          56           0      2,232
      12b-1 expenses                      10,161          19           0     10,179
      Custodian fees and expenses          1,872          12           0      1,884
      Transfer Agent fees and expenses    11,233          13           0     11,246
      Legal fees                          19,713       1,274           0     20,987
      Amortization of organization cost    8,634           0      22,834     31,468
      Reports to shareholders                  0          28           0         28
      Registration fees                    7,020      18,556           0     25,576
      Audit fees                          14,410       2,611         712     17,733
      Fund Accounting fees                17,302          13           0     17,315
      Trustee's fees                       7,352       3,985           0     11,337
      Other expenses                      12,305       3,336           0     15,641

Total  Expenses                          141,310      30,043      23,546    194,899
      Less:  Fees waived and expenses to be reimbursed
               Adviser and Sub-Adviser   (69,567)    (29,898)    (23,546)  (123,011)




Net Investment Income                 $    8,206  $      (69) $        0  $   8,137


REALIZED AND UNREALIZED GAIN ON INVESTMENTS
      Net realized gains on securities
        transactions                      72,801           0           0     72,801
      Net change in unrealized
        appreciation of investments      117,631           0           0    117,631

Net Income on Investments             $  190,432  $        0  $        0  $ 190,432

INCREASE IN NET ASSETS RESULTING FROM
OPERATIONS INCREASE/(DECREASE)        $  198,638  $      (69) $        0  $ 198,569


LAIDLAW/FIDUCIARY VALUE FUND
PORTFOLIO OF INVESTMENTS
SEPTEMBER 30,1996

                                                                   Value
         Description                         Shares              (Note 2)

COMMON STOCKS - 92.2% of total investments

Chemicals - 7.0%

         Air Products & Chemicals            2,500          $    145,625
         Vulcan Materials                    1,600                96,000
                                                                 241,625


Consumer Products - 5.8%

         Clorox Co.                          1,400               134,225
         Rubbermaid, Inc.                    2,700                66,150
                                                                 200,375


Drugs and Health Care - 9.5%

         Alza, Inc.                          3,000                80,625
         Bergen Brunswig Corp. "Class A"     2,205                70,009
         Merck & Co., Inc.                   1,100                77,412
         Pharmacia & Upjohn                  2,465               101,681
                                                                 329,727


Equipment and Electronics - 2.5%

         Hubbell, Inc. "Class B"             2,310                85,470
                                                                  85,470


Financial Services - 13.8 %

         Allstate Corporation                1,390                68,458
         Bank of New York                    4,000               117,500
         Banc One                            2,750               112,750
         Cigna Corp.                           600                71,925
         AGE Edwards                          2000                58,250
         Transamerica Corp.                    700                48,912
                                                                 477,795





Food  and Beverage - 5.9%

         CPC International                     700          $     52,413
         H.J. Heinz Co.                      2,100                70,875
         Hershey Foods                        1600                80,400
                                                                 203,688


Furniture  and Home Equipment - 5.4%
         Herman Miller                       2,500               101,250
         Maytag Corp.                        4,400                85,800
                                                                 187,050


Industrial Products and Packaging - 6.0%

         Avery Dennison Corp.                1,500                83,250
         Bemis Co. "Class A"                 2,205                50,813
         Cooper Industries, Inc.             1,700                73,525
                                                                 207,588


Manufacturing - 4.3%

         Timken Co.                          2,100                82,425
         Worthington Industries, Inc.        3,300                66,000
                                                                 148,425


Office Equipment and Services - 6.6%

         Federal Express                     1,000                79,250
         Kelly Services, Inc.                2,700                76,612
         Knight-Ridder                       2,000                74,000
                                                                 229,862



Oil and Gas - 8.6%

         Amoco Corp.                         2,000               141,000
         Apache Corp.                        2,300                68,425
         Tenneco                             1,800                90,225
                                                                 299,650







Retail - 1.9%

         Sears Roebuck & Co.                 1,500          $     67,125
                                                                   67125

Transportation - 2.3%

         CSX Corp.                           1,600                80,800
                                                                  80,800

Utlilities - 12.6%

         American Telephone & Telegraph      1,600                83,600
         American Water Works, Inc.          5,200               112,450
         Public Service Co. of Colorado      2,500                88,750
         SBC Communications, Inc.            1,600                77,000
         Southern New England Telecomm Corp. 2,000                73,750
                                                                 435,550


Money Market- 0.4%
         Fountain Square Treasure                              14,200.00
                                                               14,200.00


Total Common Stocks/Money Market (cost $2,341,614) (a)        $3,208,930

Other Assets and Liabilities (Net) - 7.4%                        259,715

Net Assets                                                    $3,468,645

(a) Cost also represents cost for federal income tax purposes.

The accompanying notes are an integral part of these financial statements.


LAIDLAW & FIDUCIARY VALUE FUND

Notes to Pro Forma Financial Statements

Note 1 - General

The Fiduciary Value Fund (The "Fund")
was organized as a business trust under
the laws of the State of Indiana on
February 1, 1995, and is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, effective June 2, 1995.


The "Fund" seeks growth of capital,
current income and growth of income by
investing principally in a diversified
portfolio of common stocks, preferred
stocks and securities in the opinion of the Fund's investment adviser, meet certain standards of corporate responsibility and ethical business behavior, as well as traditional investments standards. The preferred stock or corporate debt securities are convertible into common stock of companies that offer the prospect for growth of earnings while paying current dividends.

As a result of a shareholder's meeting of The Vintage Funds (Fiduciary Value) on
September 30, 1996, the Fund merged
the assets of The Laidlaw Covenant Fund
with those of Fiduciary Value.

Shares of Fiduciary Value Fund will be
distributed to Laidlaw Covenant Fund
shareholders at the net asset value per
share of Fiduciary Value for the value
acquired and Laidlaw Covenant will be
terminated as soon as practicable
thereafter.

The pro forma combined financial
statements reflect the financial position of Laidlaw Covenant Fund and Fiduciary
Value at September 30, 1996 and the
combined results of operations of  both
Funds for the same period.  Certain
expenses have been adjusted to reflect
the expected operations of the combined
entity.

The pro forma combined financial
statements are presented for information of the reader and may not necessarily be representative of what the actual combined financial statements would have been had the reorganization occurred at September 30, 1995.

The pro forma combined financial
statements should be read in conjunction with the historical financial statements of the constituent Funds incorporated by reference into the statement of additional information.

Vintage Adviser, Inc (the "Adviser")
serves as the Fund's investment adviser.
Covenant Investment Management, Inc.
("Covenant") and Fiduciary Counsel, Inc.
serves as the Fund's sub-adviser.

Unified Advisers, Inc. ("Unified") serves as the Fund's administrator. Unified
Management Corporation (the
"Distributor") serves as the distributor of the Fund's shares pursuant to a Distribution Agreement with the Trust.
The distributor is a subsidiary of Unified
Holdings, Inc.

Note 2 - Significant Accounting
Policies

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

A)  Security Valuations

Securities are valued at the last sales
price on the securities exchange on which
such securities are primarily traded or at
the last sales price on the NASDAQ
National Market System.  Securities not
listed on an exchange or the National
Market System,   or securities for which
there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investment in Money Market Funds are stated at amortized cost, which approximates market value.

B) Securities Transactions and
Investment Income

Securities transactions are recorded on a trade date-plus-one basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income on investments is accrued daily.

C)  Dividends and Distributions to
      Shareholders

The Fund declares and pays dividends
from net investment income quarterly and distributes net capital gains, if any, at least annually. However, to the extent that net realized gains of the Fund can be reduced by any capital loss carry-overs from the Fund, such gains will not be distributed.

D)  Federal  Income Taxes

It is the policy of the Fund to meet the requirements of the Internal Revenue
Code applicable to regulated investment
companies including the requirement that it distribute substantially all of its taxable income to its shareholders. However, for the taxable year ended September 30, 1996 The Fiduciary Value Fund did not qualify to be taxed as a regulated investment company for federal income tax purposes. The Fund intends to qualify as a regulated investment compan in subsequent years.

E)  Expenses

Organization costs are being amortized
by the Fund on a straight-line basis over five years.

F) Estimates

Preparation of financial statements in
accordance with generally accepted
accounting principles requires
management to make estimates and
assumptions that affect the reported
amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those
estimates.


Note 3 - Agreements and Other
Transactions with Affiliates

The Fund has entered into an Investment
Advisory Agreement with Vintage.  In
turn, Vintage has entered into an
Investment Sub-Advisory Agreement with
Covenant and Fiduciary Counsel.  The
Fund has entered into an Administration
Agreement with Unified and a Distribution
Agreement with the Distributor.

As Investment Adviser, Vintage Adviser
supervises and assists in the
management of the Fund.  Pursuant to
the terms of the Investment Advisory
Agreement.

As Sub-Adviser, Fiduciary Counsel is
entitled to an annual fee, paid by the
Adviser, for its services in managing the portfolio. The fees are payable monthly, at the following rates:

Annual                        Average
  Rate                   Daily Net Assets
   .035%                up to $250 million
   .030%             over $250 but less than
                          $500 million
   .025%              $500 million and over


The Investment Adviser, provides day to day management of the Fund's investments. The Fund has agreed to pay Unified the following for services:

Administrator - Annual fee equal to
 .435% of the Fund's average daily net
asset value.

Transfer Agent - Monthly fee equal to
 .0065 % of the Funds average net assets.

Fund Accounting Agent - Annual fee
equal to .0065 %of the Funds average
net assets.

The Fund has adopted a Distribution
Plan (the "Plan") pursuant to Rule
12b-1 under the Investment Company
Acts of 1940, the Trust pays the
Distributor an annual fee, payable
monthly, of up to 0.10 % of the Fund's
average daily net assets.

Certain Trustees and officers of the fund are "affiliated persons" ( as defined in the Act) of Vintage. Each "non-affiliated"
Trustee is entitled to receive a meeting fee of $2,400 per meeting plus expenses for services relating to the Fund.


Note 4 - Securities Transactions

For the period ended September 30,
1996 the cost of purchases and the
proceeds from sales of the Fund's
investment securities(excluding
short-term investments) amounted to
$0.00 and $1,144,068, respectively.

During this same time period the cost of the Fund's investment securities for federal income tax purposes was substantially the same as for financial reporting purposes. Accordingly, net unrealized appreciation of investments amounted to $857,548, consisting of gross unrealized appreciation of
$867,316 and gross unrealized
depreciation of $9,768.


Note 5 - Capital Share Transactions

Transactions in shares of the Fund for the period ended September 30, 1996 are summarized below (rounded to the nearest thousand):

Shares sold                   1, 586,556
Shares issued to
shareholders in
reinvestment of dividends
and distributions                  8,746
Shares redeemed                 (126,286)

Net increase(decrease)         1,469,016

Note 6 - Dividend Distribution

 Laidlaw declared a capital gain dividend on September 16,1996 payable on
September 23, 1996 in the amount of
$152,905. This amount reflects the
distribution balance from November and
December 1995 ( short-term capital gain
of $107,104 and long-term capital gain of 45,801). On September 30, 1996 The fund declared a capital gain dividend in the amount of $72,801 and a net investment income in the amount of $8,206, to be paid on September 30, 1996 which reflects 1996 earnings.

                            APPENDIX A


                AGREEMENT & PLAN OF REORGANIZATION


                         (SEE EXHIBIT 4)


                                   PART C

                        Other Information

ITEM 15.  INDEMNIFICATION

     The information required by this item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 3 to the Registrant's Registration Statement (File No. 33-89078), filed on EDGAR on January 29, 1996.

ITEM 16.  EXHIBITS

     Each of the following items, unless otherwise indicated, has been previously filed as part of the Registrant's Registration
Statement on Form N-1A (File No. 33-89078), filed on February 3,
1995, and are incorporated herein by reference.

     1.   Declaration of Trust of Registrant.

     2.   Bylaws of Registrant.

     3.   Voting trust agreement - none.

     4. Agreement and Plan of Reorganization between The Laidlaw Covenant Fund, Laidlaw Holdings Asset Management, Inc., Vintage Advisers, Inc. and Registrant filed as an exhibit to Registration Statement on Form N-14, filed on EDGAR on October 3, 1996, is incorporated herein by reference.

     5. Instruments defining the rights of holders of Registrant's shares of common stock - none.

     6.   Management Agreement

          (a) Investment Advisory Agreement between Registrant and Vintage Advisers, Inc.

          (b)  Investment Sub-Advisory Agreement between Vintage
               Advisers, Inc. and Fiduciary Counsel, Inc.

     7.   Distribution Agreement.

     8.   Bonus, profit sharing or pension plans - none.

     9.   Custodian Agreement.

     10.  12(b)-1 Plan.

          (a)  Distribution Plan

          (b)  Form of Distribution Agreement pursuant to
               Distribution Plan.

     11. Opinion and Consent of Ice, Miller, Donadio & Ryan as to legality of issuance of shares filed herewith.

     12.     Opinion and Consent of Brown, Cummins & Brown Co.,
          L.P.A. as to federal income tax matters filed herewith.

     13.  Material Contracts

          (a) Mutual Fund Services Agreement filed as an exhibit to Pre-Effective Amendment No. 2 to the
               Registration Statement (File No. 33-89078), filed on May 30, 1995, is incorporated herein by reference.

          (b)  Shareholder Services Plan.

          (c)  Form of Shareholder Services Agreement.

          (d)  Letter Agreement regarding The Vintage Funds
               University and Philanthropic Program.

     14.  Consents

          (a) Consent of McCurdy & Associates CPA's, Inc. filed herewith.

          (b) Consent of Coopers & Lybrand L.L.P. filed herewith.

     15.  Financial Statements omitted from Part B - none.

     16.  (a)     Power of Attorney for Registrant and Certificate
               filed as an exhibit to Registration Statement on Form N-14, filed on EDGAR on October 3, 1996, is incorporated herein by reference.

          (b) Powers of Attorney for Trustees and Officers filed as an exhibit to Registration Statement on Form N-14, filed on EDGAR on October 3, 1996, is incorporated herein by reference.

     17.  Additional Exhibits

          (a) Copy of Registrant's Declaration under Rule 24f-2 filed as an exhibit to Registration Statement on Form N-14, filed on EDGAR on October 1, 1996, is incorporated herein by reference.

          (b)     Proxy Card filed as an exhibit to Registration
               Statement on Form N-14, filed on EDGAR on October 3, 1996, is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                           SIGNATURES

        As required by the Securities Act of 1933, this amended registration statement has been signed on behalf of the Registrant, in the City of Cincinnati and the State of Ohio, on the 8th day of November, 1996.

                                   THE VINTAGE FUNDS


                                   By:/s/Donald S. Mendelsohn
                                   Donald S. Mendelsohn
                                   Attorney in Fact

        As required by the Securities Act of 1933, this amended Registration Statement has been signed below, on November 8, 1996, by the following persons in the capacities indicated.


Timothy L. Ashburn            Chairman of the Board,
                              President and Trustee

Thomas G. Napurano            Treasurer

Charles H. Binger             Trustee

Daniel J. Condon              Trustee

Philip L. Conover             Trustee

David E. LaBelle              Trustee

Jack R. Orben                 Trustee


                                   By:/s/Donald S. Mendelsohn
                                   Donald S. Mendelsohn
                                   Attorney in Fact

                          EXHIBIT INDEX

                                                  Exhibit Number
1.   Opinion and Consent of Ice, Miller,
     Donadio & Ryan . . . . . . . . . . . . . . . . . .Ex-99.11

2.   Opinion and Consent of Brown, Cummins,
     & Brown Co., L.P.A.  . . . . . . . . . . . . . . .Ex-99.12

3.   Consent of McCurdy & Associates, CPA's, Inc. . . .Ex-99.14.1

4.   Consent of Coopers & Lybrand L.L.P.  . . . . . . .Ex-99.14.2